1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
STUART M. STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +212 698 0453 Fax

January 3, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:

Dominic Minore, Division of Investment Management

Re:

The Saratoga Advantage Trust

(File No. 033-79708; 811-8542)

Dear Mr. Minore:

Thank you for your telephonic comments on December 28, 2010 regarding The Saratoga Advantage Trust’s (the “Trust”) registration statement on Form N-1A relating to the annual update for the Trust’s existing portfolios filed with the Commission on November 2, 2010.  The Trust has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf.  Below, we describe any necessary changes made or, as discussed, to be made to the registration statement in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested.  These changes are reflected in Post-Effective Amendment No. 34 to the Trust’s registration statement on Form N-1A, which was filed via EDGAR on or about December 30, 2010, or in a subsequently filed Post-Effective Amendment due to timing constraints.

General Comments Applicable to All Portfolios

Comment 1.

Please file a letter responding to these comments from the Staff that incorporates the “Tandy” information via EDGAR.

Response 1.  This letter includes the “Tandy” information and will be filed via EDGAR.

Comment 2.

Please consider deleting Footnotes 1 through 3, 5 and 7 and the parenthetical next to Footnote 7 in each Portfolio’s Fee Table in accordance with Form N-1A.

Response 2.  Footnotes 3 and 5 have been deleted.  We respectfully acknowledge your comment; however, we believe that Footnotes 1, 2 and 7 and the parenthetical are explanatory in nature and necessary for an investor’s understanding of the Fee Table.

Comment 3.

Please consider deleting the section entitled “Summary Prospectus—Principal Risks—Other Risks” for each Portfolio.

Response 3.  We respectfully acknowledge your comment; however, we believe that the current disclosure is permitted by Form N-1A in that it makes clear to an investor that there are risks related to investing in the Portfolio that are not deemed to be principal risks and therefore not described in the summary section.

Comment 4.

Please consider including disclosure in the section entitled “Summary Prospectus—Performance” for each Portfolio that clarifies that the information does not reflect the deduction of sales charges.

Response 4.  The disclosure has been revised accordingly.

Comment 5.

Please consider deleting the disclosure in the section entitled “Summary Prospectus—Manager” for each Portfolio relating to the address and organizational structure of the Manager.

Response 5.  The referenced disclosure has been deleted.

Comment 6.

Please consider deleting the disclosure in the section entitled “Summary Prospectus—Adviser” for each Portfolio that is not specifically required  by Form N-1A.

Response 6.  The disclosure has been revised accordingly.

Comments Applicable to the U.S. Government Money Market Portfolio

Comment 7.

Please consider adding disclosure regarding when the Portfolio sells securities.

Response 7.  The disclosure will be revised in future filings.

Comment 8.

In the section entitled “Portfolio Summary—Fees and Expenses of the Portfolio,” please revise the management fee to extend out only two decimal places.

Response 8.  We respectfully acknowledge your comment; however, we believe that extending out the management fee to only two decimal places and rounding such fee would be misleading to investors and may cause the fees of the Portfolio to change substantively.

Comments Applicable to the Investment Quality Bond Portfolio

Comment 9.

Please consider adding disclosure regarding when the Portfolio sells securities.

Response 9.  The disclosure is currently included in the section entitled “Portfolio Summary—Principal Investment Strategies.”

Comment 10.

Please consider whether additional disclosure relating to the current market for mortgage-backed securities is necessary.

Response 10.  We respectfully acknowledge your comment; however, we believe that no additional disclosure is necessary.

Comment 11.

Please consider whether additional disclosure relating to any exotic mortgage securities in which the Portfolio may invest is necessary.

Response 11.  We respectfully acknowledge your comment; however, we believe that no additional disclosure is necessary at this time.

Comments Applicable to the Municipal Bond Portfolio

Comment 12.

Please consider adding risk disclosure regarding that fact that (i) securities rated in the fourth highest rating are considered speculative and (ii) ratings do not ensure the stability or safety of the Portfolio’s investments.

Response 12.  The disclosure has been revised accordingly.

Comment 13.

Please confirm that the Portfolio’s 80% policy is a fundamental policy.

Response 13.  The Portfolio’s 80% policy is a fundamental policy as noted in the section entitled “Summary Prospectus—Principal Investment Strategies.”

Comment 14.

Please note that the tax disclosure for this Portfolio may differ from that of other Portfolios.

Response 14.  This comment is noted.

Comment Applicable to the Large Capitalization Value Portfolio

Comment 15.

Please explain the basis for the Portfolio’s determination that issuers with total market capitalizations of over $5 billion are considered large capitalization companies.

Response 15.  The Adviser of the Portfolio deems this market capitalization range to be appropriate based, in part, on the universe of securities and as relative to its peers.

Comments Applicable to the Mid Capitalization Portfolio

Comment 16.

Please explain the basis for the Portfolio’s determination that issuers with total market capitalizations of between $1 billion and $15 billion are considered mid capitalization companies.

Response 16.  The Adviser of the Portfolio deems this market capitalization range to be appropriate based, in part, on the universe of securities and as relative to its peers.

Comment 17.

Please disclose any limit on the Portfolio’s investments in foreign securities.

Response 17.  There is no limit on the Portfolio’s investments in foreign securities.

Comment 18.

Please consider deleting the disclosure relating to the Predecessor Fund in the section entitled “Summary Prospectus—Performance.”

Response 18.  We respectfully acknowledge your comment; however, we believe that this disclosure is necessary for investors to understand the performance of the Portfolio and have included the disclosure for liability limiting purposes.

Comment Applicable to the International Equity Portfolio

Comment 19.

Please disclose any limit on the Portfolio’s investments in foreign and emerging market securities.

Response 19.  There is no limit on the Portfolio’s investments in foreign and emerging market securities.

Comments Applicable to the Section Entitled “Additional Information About Investment Strategies and Related Risks”

Comment 20.

Please ensure that you have distinguished principal investment strategies from additional investment strategies and principal risks from additional risks.

Response 20.  This comment is noted.

Comment 21.

Please disclose whether each applicable Portfolio’s investments in exchange-traded funds may count towards the Portfolio’s 80% policy.

Response 21.  The disclosure has been revised accordingly.

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

●

the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

●

the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

●

the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

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